                                      2003
                              SECOND QUARTER REPORT

                      [CALEDONIA MINING CORPORATION LOGO]

                                   CALEDONIA
                               Mining Corporation

================================================================================
        UNIT #9, 2145 DUNWIN DRIVE, MISSISSAUGA, ONTARIO CANADA, L5L 4L9
                   TEL: (905) 607-7543    FAX: (905) 607-9806
                 WORLD WIDE WEB: HTTP://WWW.CALEDONIAMINING.COM

PRESIDENT'S MESSAGE

During the quarter, the Corporation's subsidiary, Barbrook Mines Limited accounted for its first operating expenses at the Barbrook Gold Mine. Revenue was then received from the first gold poured in early July. The resultant loss was offset to a degree by a foreign exchange gain of $128,000 during the quarter ($304,000 year to date) resulting from the strengthening of the South African Rand against the dollar. This currency fluctuation has been largely compensated by the increase in the US dollar price of gold so that the Rand price of gold continued to remain at over R80,000 per Kg.

The overall loss for the quarter was $1,406,000 ($0.006 per share). The year-to-date loss was $1,614,000 ($0.007 per share) compared to a loss of $837,000 for the same six month period in 2002.

The Corporation remains bullish on the prospects for the precious metals markets and believes that it is well positioned to benefit from any improvement in the gold and platinum sectors..

DISCUSSION AND ANALYSIS ON RESULTS OF OPERATIONS

South Africa

At the Barbrook Gold Mine stope development and production continued during the quarter. Underground production did not meet target figures largely because development shortfalls delayed the opening of stoping areas. Additional crews have been hired and improved infrastructure has been installed to correct this shortfall. Stope preparation in the main stoping area has been advanced and benching commenced in May.

The mill circuit was commissioned and ore is being processed in the crushing, grinding, flotation, concentrate regrinding, pre-aeration and Pre-Ox circuits. Gold is being leached in the 6-stage carousel Pump cell - RIL section, absorbed onto resin, recovered in the elution section and transferred to electro-winning. The electro-winning circuit was commissioned at the end of June with the initial gold being poured during the first week of July. It is planned that the Plant will reach operating targets during September 2003.

The Rooipoort Exploration Project, approximately 8 kilometers east of Potgietersrus and about 30 km southwest of Caledonia's Eersteling gold mine in the Limpopo province of South Africa is considered to be highly prospective for platinum deposits. The recently completed comprehensive desk study was based on the airborne geophysics and the down dip drilling on the adjacent property undertaken by Anglo Platinum and Falconbridge during the 1970's. Based on this desk study, we have sufficient confidence for the planned initial drilling program without the need for further geophysics. The study has confirmed the likely presence of Merensky like and UG-2 like platinum reefs, and potentially the continuation of the Plat reef mineralisation, on the property. These three reefs are the dominant platinum bearing reefs in the Bushveld geological Complex found in the Rooipoort area. A trenching and drilling program to investigate these occurrences is now being planned with trenching to commence in late August 2003. Sampling, assaying and quality control (QC) programs are being put in place prior to the mobilisation of the drills.

The Eersteling Gold Mine remained on care and maintenance during the quarter while a hydrological survey was commenced preparatory to starting with the dewatering of the shafts. This survey should be completed by the end of third quarter. Present plans are to defer returning the Eersteling gold mine to commercial production until after the commencement of exploration on Eersteling's highly prospective Rooipoort platinum property.

At the Goedgevonden diamond prospect near Stilfontein in North West Province a combined gravimetric and magnetometric survey was commenced in June over two target blocks each measuring 800m by 800m. The results of this survey are being analysed.

Zambia

Caledonia and their joint venture partners, Motapa Diamonds Inc., are planning this year's exploration program for the Mulonga Plain joint venture.

At the Kashiji Plain licence area a number of aeromagnetic generated geophysical anomalies will be evaluated by ground geophysics. Targets of merit will then be drill tested.

On the Mulonga Plain licence, work will be concentrated in the southeastern portion of the Mulonga Plain anomaly to follow-up on the encouraging geochem results obtained last year.

Elsewhere in Zambia, the Luamfula, Ngosa and Konkola West prospecting licences were renewed for a two-year period. These licence areas form part of the Kalimba licence group and are prospective for copper, cobalt and nickel.

Canada

Kikerk Lake

The property is located in the Coronation Gulf region of Nunavut. The diamondiferous Potentilla and Stellaria kimberlites were identified on the property in 2001 and 2002 respectively.

The winter portion of the 2003 exploration program announced in March has now been completed. Three electromagnetic anomalies associated with indicator mineral dispersions and underlying lakes approximately one km west of Potentilla were tested by drilling. At one anomaly, two angle holes drilled at inclinations of 46 degrees and 65 degrees from horizontal intersected approximately 0.6 m and
0.3 m of kimberlite respectively. This anomaly is located about 1.2 km west of the Stellaria kimberlite associated with a two km long linear structure. No kimberlite was intersected at the other two anomalies.

Exploration on the Kikerk Lake property will continue during the summer. Field activities will include follow-up on a number of unexplained indicator mineral and geophysical anomalies through heavy mineral sampling, ground geophysical surveys and prospecting.

Exploration on the Kikerk Lake property is governed by a joint venture agreement among Ashton Mining of Canada Inc. ("Ashton"), the Corporation and Northern Empire Minerals Ltd. Ashton has a 52.5 percent interest in the property and has exercised an option with Caledonia to increase its interest to 59.5 percent by completing a feasibility study, at which time the Corporation's interest will reduce to 10.5%. Northern Empire has a 30 percent joint venture interest and is participating in the current program.

Financing

Subsequent to the end of the quarter, the Corporation raised $5 million, before closing costs, through the sale of 20 million Units under a Private Placement financing. Each unit was priced at $0.25 and comprises one common share of Caledonia and one half-share warrant. Each full warrant entitles the holder to purchase one common share of Caledonia at a price of $0.35 for a period of eighteen months. The funds raised will be use to financing the return to full operation of the Barbrook Gold Mine, the Corporation's ongoing exploration activities in Southern Africa, and for general corporate purposes.

On behalf of the Board of Directors

(signed) S.E. Hayden,
Chairman of the Board, President and
Chief Executive Officer
August 25th 2003

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected. Risk and uncertainties about the Corporation's business are more fully described in the Management's Discussion and Analysis published in the Corporation's Annual Report, Form 20F and the Annual Information Form.

                          CALEDONIA MINING CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                        JUNE 30,    DECEMBER 31,
(UNAUDITED)                                               2003          2002
-----------                                            ---------    ------------
    ASSETS

    Current

           Cash and short term deposits                $   1,133    $      1,864

           Accounts receivable                               284             113

           Prepaid expenses                                  115             117
                                                       ---------    ------------
                                                           1,532           2,094
    INVESTMENT AT COST                                        79              79

    CAPITAL ASSETS                                         7,909           7,715

    MINERAL PROPERTIES                                    15,960          14,879
                                                       ---------    ------------
                                                       $  25,480    $     24,767
                                                       ---------    ------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current

           Accounts payable                            $   1,100    $      1,267

           Loan payable                                       25              69
                                                       ---------    ------------
                                                           1,125           1,336
    PROVISION FOR SITE RESTORATION                           524             506

    NON-CONTROLLING INTEREST                                 774             774
                                                       ---------    ------------
                                                           2,423           2,616
                                                       ---------    ------------
    SHAREHOLDERS' EQUITY (NOTE 1)

           Share capital                                 152,085         149,623

       Contributed surplus                                   209             209

       Compensation warrants                                 235             177

       Deficit                                          (129,472)       (127,858)
                                                       ---------    ------------
                                                          23,057          20,151
                                                       ---------    ------------
                                                       $  25,480    $     24,767
                                                       =========    ============

On behalf of the Board:

________________________    Director
(signed) J. Johnstone

________________________    Director
(signed) F. C. Harvey

                          CALEDONIA MINING CORPORATION
                       CONSOLIDATED STATEMENTS OF DEFICIT
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                         THREE MONTH PERIOD                       SIX MONTH PERIOD
                                            ENDED JUNE 30,                          ENDED JUNE 30,
(UNAUDITED)                       2003         2002         2001         2003         2002         2001
------------                    ---------    ---------    ---------    ---------    ---------    ---------
DEFICIT, Beginning of period    ($128,066)   ($123,936    ($122,558    ($127,858    ($123,527    ($122,332
NET (LOSS) FOR THE PERIOD          (1,406)        (428)        (254)      (1,614)        (837)        (480)
                                ---------    ---------    ---------    ---------    ---------    ---------
DEFICIT, end of period          ($129,472)   ($124,364    ($122,812    ($129,472    ($124,364    ($122,812
                                =========    =========    =========    =========    =========    =========

                          CALEDONIA MINING CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                       THREE MONTH PERIOD               SIX MONTH PERIOD
                                                          ENDED JUNE 30,                 ENDED JUNE 30,
(UNAUDITED)                                         2003       2002      2001      2003      2002     2001
-----------                                       -------    -------   -------   -------    -------  -------
REVENUE AND OPERATING COSTS

 Revenue from sales                               $     -     $   24    $   33   $    53     $   30   $   33

 Operating costs                                    1,232        136        13     1,304        203       13
                                                 --------    -------   -------  --------    -------  -------
GROSS PROFIT (LOSS)                                (1,232)      (112)       20    (1,251)      (173)      20
                                                 --------    -------   -------  --------    -------  -------
COSTS AND EXPENSES

 General and administrative                           258        266       290       628        588      522

 Interest                                              44          -        18        64         24       38

 Other expense (income) (note 2)                     (128)        49       (34)     (329)        54      (60)
                                                 --------    -------   -------  --------    -------  -------
                                                      174        315       274       363        666      500
                                                 --------    -------   -------  --------    -------  -------
(LOSS) BEFORE NON-CONTROLLING INTEREST             (1,406)      (430)     (254)   (1,614)      (839)    (480)

 Non-controlling interest                               -         (2)        -         -         (2)       -
                                                 --------    -------   -------  --------    -------  -------
NET (LOSS)FOR THE PERIOD                         ($ 1,406)   ($  428)  ($  254) ($ 1,614)   ($  837) ($  480)
                                                 ========    =======   =======  ========    =======  =======
(LOSS) PER SHARE

 Basic                                           ($ 0.006)   ($0.003)  ($0.002) ($ 0.007)   ($0.005) ($0.003)
                                                 ========    =======   =======  ========    =======  =======

                          CALEDONIA MINING CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                           THREE MONTH PERIOD                SIX MONTH PERIOD
                                                                              ENDED JUNE 30,                   ENDED JUNE 30,
(UNAUDITED)                                                            2003        2002       2001      2003       2002      2001
-----------                                                          --------    -------    -------    -------    -------    -----
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
 Net (loss) for the period                                           ($ 1,406)   ($  428)   ($  254)   ($1,614)   ($  837)   ($480)
 Items not involving cash
  Change in provision for site restoration                                   -         -          -         18          -        -
  Non-controlling interest                                                   -        (2)         -          -         (2)       -
                                                                     --------    -------    -------    -------    -------    -----
                                                                       (1,406)      (430)      (254)    (1,596)      (839)    (480)
 Change in non-cash working capital balances                              (67)       (47)        11       (336)        86      166
                                                                     --------    -------    -------    -------    -------    -----
                                                                       (1,473)      (477)      (243)    (1,932)      (753)    (314)
                                                                     --------    -------    -------    -------    -------    -----
INVESTING ACTIVITIES

 Purchase of investment                                                     -        (79)         -          -        (79)       -
 Expenditures on capital assets                                           (10)       (27)         -       (194)       (27)       -
 Expenditures on mineral properties                                       (45)       (79)         -     (1,081)       (13)       -
                                                                     --------    -------    -------    -------    -------    -----
                                                                          (55)      (185)         -     (1,275)      (119)       -
                                                                     --------    -------    -------    -------    -------    -----
FINANCING ACTIVITIES

 Loan payable                                                              (5)    (1,275)         -        (44)    (1,030)       -
 Issue of share capital and compensation warrants net of issue costs        9      2,672        292      2,520      2,672      292
                                                                     --------    -------    -------    -------    -------    -----
                                                                            4      1,397        292      2,476      1,642      292
                                                                     --------    -------    -------    -------    -------    -----
INCREASE (DECREASE) IN CASH FOR THE PERIOD                             (1,524)       735         49       (731)       770      (22)
CASH AND CASH EQUIVALENTS, beginning of period                          2,657        125          4      1,864         90       75
                                                                     --------    -------    -------    -------    -------    -----
CASH AND CASH EQUIVALENTS, end of period                              $ 1,133     $  860     $   53     $1,133     $  860     $ 53
                                                                     ========    =======    =======    =======    =======    =====

                          CALEDONIA MINING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)

CERTIFICATION

The Chief Executive Officer and the Vice President Finance confirm the veracity and soundness of these financial and operating results and have provided the board of directors with confirmation supporting this.

BASIS OF PRESENTATION

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

MEASUREMENT UNCERTAINTIES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties. Management's calculation of mineral resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. Actual results could differ from those estimated.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.

The Company's principal consolidated subsidiaries are Barbrook Mines Limited (100% owned) ("Barbrook"), Eersteling Gold Mining Company Limited (96% owned) ("Eersteling") and Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited (all 100% owned) (collectively known as "Caledonia Zambia").

FINANCIAL DISCLOSURE NOTE

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the Company. The interim consolidated financial statements should be read in conjunction with the year end 2002 audited financial statements for the detailed note disclosure which is not materially different to these interim financial statements.

1.       SHARE CAPITAL

         Issued and Outstanding

         On January 6, 2003, the Company concluded a private placement financing for $3.0 million gross proceeds comprised of 12,000,000 units. Each unit is comprised of one common share and one half common share purchase warrant issued at $0.25 per unit. In addition, a total of 1,200,000 whole broker warrants were issued with each warrant exchangeable for one whole common share. Whole warrants are exchangeable for shares at $0.33 per share for a period of one year from closing. A total of 6,720,000 units and 672,000 whole broker warrants were closed on December 31, 2002 for gross proceeds of $1,680,000. The balance of the private placement of $1,320,000 was closed on January 6, 2003. The remaining 528,000 broker warrants were issued upon closing at an assigned value of $0.11 per warrant for a total consideration of $58,000. Share issue costs associated with the January 6, 2003 closing amounted to $119,000 and have been charged to share capital.

         During the first quarter of the year a total of 6,512635 common share were issued pursuant to the exercise of common share purchase warrants for total proceeds of $1,270,000 and a further 106,475 common shares were issued for the exercise of stock options for proceeds of $40,000. A further 50,000 common shares were issued pursuant to the exercise of common share purchase warrants for total proceeds of $9,000 during the second quarter.

         As of June 30, 2003 the Company has 223,744,380 common shares outstanding (December 31, 2002 - 211,795,270). The basic loss per share has been calculated based upon a weighted number of common shares outstanding as follows:

                For the period ended June 30, 2003   - 222,696,111
                For the quarter ended June 30, 2003  - 223,702,622

         Stock Options

         Options to purchase common shares have been granted to directors, officers, employees and consultants at exercise prices determined by reference to the market value on the date of grant. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at June 30, 2003, the Company has stock options outstanding for the purchase of 11,398,700 common shares (as at December 31, 2002 - 12,680,800 common shares). All of the options outstanding are exercisable. A total of 106,475 options were exercised during the first quarter of 2003 for proceeds of $40,000. There were no stock options granted during the first or second quarter of 2003. A total of 1,175,625 stock options expired as unexercised during the second quarter.

         Warrants

         As of June 30, 2003, the Company has outstanding warrants to purchase an aggregate of 12,029,731 common shares.

2.       OTHER EXPENSE (INCOME)

         Included in other expense (income) are unrealized foreign exchange gains of $304,000 (2002 - 2002 - loss of $54,000; 2001 - gain of
         $36,000)

3.       SUBSEQUENT EVENT

         Subsequent to the end of the quarter, the Company raised $5 million, before closing costs, through the sale of up to 20 million units under a Private Placement financing. Each unit was priced at $0.25 and comprised one common share of the Company and one half share warrant. Each full warrant entitles the holder to purchase one common share at a price of $0.35 for a period of eighteen months. The funds raised will be used to finance the return to full operation of the Barbrook gold mine, the Company's ongoing exploration activities in Southern Africa and for general corporate purposes.

Corporate Directory

BOARD OF DIRECTORS
S. E. Hayden
J. Johnstone
F. C. Harvey
W. I. L. Forrest
C. R. Jonsson

OFFICERS
S. E. Hayden
Chairman of the Board, President and
Chief Executive Officer

F. C. Harvey
Technical Director

J. Johnstone
Vice-President Operations and
Chief Operating Officer

S. W. Poad
Vice-President Finance and
Administration

J. Smith
Vice-President Exploration

HEAD OFFICE
CANADA - HEAD OFFICE
Caledonia Mining Corporation
Unit #9
2145 Dunwin Drive
Mississauga, Ontario
L5L 4L9 Canada
Tel: (905) 607-7543
Fax: (905) 607-9806

SHARES LISTED
The Toronto Stock Exchange
Symbol "CAL'
NASDAQ OTC BB
Symbol "CALVF"

CAPITALIZATION
(June 30, 2003)
Authorized: Unlimited
number of common shares
Issued Common Shares: 223,744,380
Warrants: 11,398,700
Options: 12,029,731

SOLICITORS
Borden Ladner Gervais LLP
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y4 Canada

Tupper, Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, British Columbia
V6E 2L3 Canada

AUDITORS
BDO Dunwoody LLP
Chartered Accountants
Suite 3200, 200 Bay Street
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J8 Canada

REGISTRAR &
TRANSFER AGENT
Equity Transfer Services Inc.
Suite 420
120 Adelaide Street West
Toronto, Ontario
M5H 4C3 Canada
Tel: (416) 361-0152
Fax: (416) 361-0470

BANK
Canadian Imperial Bank Of Commerce
6266 Dixie Road
Mississauga, Ontario
L5T 1A7 Canada

INTERNET
Web Site:
http://www.caledoniamining.com